

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Sean McCarthy, D.Phil.
Chief Executive Officer
CytomX Therapeutics, Inc.
151 Oyster Point Blvd., Suite 400
South San Francisco, CA 94080

    Re: CytomX Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed August 16, 2023
    File No. 333-274010

Dear Sean McCarthy:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Dillon Hagius at 202-551-7967 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Mark Roeder